Filed by Aegon N.V.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Aegon N.V.

Commission File No.: 1-10882

Form F-4 Registration No.: 333-273041

Time Sensitive Materials

Notice of Two

Extraordinary General Meetings of

Shareholders of Aegon N.V.

	DUTCH EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS SEPTEMBER 29, 2023 (the “Dutch EGM”)	LUXEMBOURG EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS SEPTEMBER 30, 2023 (the “Luxembourg EGM”)
CUSIP No.:	007924103	007924103

Mailing Record Date:.	August 11, 2023	August 11, 2023

Local Record Date/ Voting Record Date:	September 1, 2023 — Date on which Holders of New York Registry Shares are required under local law to hold their interests in the shares of the Issuer in order to vote at the Dutch EGM.	September 2, 2023 — Date on which Holders of New York Registry Shares are required under local law to hold their interests in the shares of the Issuer in order to vote at the Luxembourg EGM.

Meeting Specifics:	The Dutch EGM to be held on September 29, 2023 at 9:30 a.m. (local time), at Aegon’s head office, Aegonplein 50, 2591 TV The Hague, the Netherlands.	The Luxembourg EGM to be held on September 30, 2023 at 9:30 a.m. (local time), at the offices of Arendt & Medernach SA, 41A Av. John F. Kennedy, 2082 Luxembourg, Grand Duchy of Luxembourg.

Meeting Agenda:

Resolutions being considered at the Dutch EGM are summarized on the reverse side of the EGMs Voting Instructions Card. Full details of the resolutions are provided in the convocation notice and agenda with explanatory notes of the Dutch EGM and the shareholders circular which can be found on the Issuer’s website at www.aegon.com.

Resolutions being considered at the Luxembourg EGM are summarized on the reverse side of the EGMs Voting Instructions Card. Full details of the resolutions are provided in the convocation notice and agenda with explanatory notes of the Luxembourg EGM and the shareholders circular which can be

found on the Issuer’s website at www.aegon.com.

Voting Instructions Deadline:	On or before 10:00 a.m. (New York Time) on September 22, 2023.	On or before 10:00 a.m. (New York Time) on September 22, 2023

New York Registry Shares:	Common Shares, nominal value EUR 0.12 each, of Aegon N.V., a company organized under the laws of The Netherlands (the “Issuer”).	Common Shares, nominal value EUR 0.12 each, of Aegon N.V., a company organized under the laws of The Netherlands (the “Issuer”).

U.S. Shareholder Servicing Agent:	Citibank, N.A.	Citibank, N.A.

The Issuer will hold two separate Extraordinary General Meetings of Shareholders: the Dutch EGM and the Luxembourg EGM (jointly being referred to as the “EGMs”).

SEPARATE VOTES SHOULD BE TAKEN FOR EACH EGM

To be counted, the enclosed EGMs Voting Instruction Card must be received by the U.S. Shareholder Servicing Agent prior to 10:00 a.m. (New York Time) on September 22, 2023.

With respect to the Dutch EGM, only those holders of record of New York Registry Shares on September 1, 2023 are entitled to vote at the Dutch EGM.

With respect to the Luxembourg EGM, only those holders of record of New York Registry Shares on September 2, 2023 are entitled to vote at the Luxembourg EGM.

Information relating to the Dutch EGM

The Issuer has announced that an Extraordinary General Meeting of Shareholders in The Netherlands (the “Dutch EGM”) will be held at the date, time, and location identified above. Resolutions being considered at the Dutch EGM are summarized on the reverse side of the EGMs Voting Instructions Card. Full details of the resolutions are provided in the convocation notice with agenda and explanatory notes of the Dutch EGM and the shareholders circular which can be found on the Issuer’s website at www.aegon.com.

Additionally, Aegon N.V. has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration No. 333-273041), which became effective on July 21, 2023, that includes a U.S. Shareholder Circular that you are encouraged to review carefully before making any decisions regarding the transactions and resolutions being considered at the Dutch EGM and the Luxembourg EGM. This Notice of Two Extraordinary General Meetings does not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a substitute for the U.S. Shareholder Circular or any other document that Aegon N.V. may file with the SEC or send to U.S. shareholders in connection with the proposed transactions and resolutions being considered at the Dutch EGM and the Luxembourg EGM. U.S. SHAREHOLDERS OF AEGON N.V. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL U.S. SHAREHOLDER CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD. AND THE TRANSACTIONS AND RESOLUTIONS BEING CONSIDERED AT THE DUTCH EGM AND THE LUXEMBOURG EGM. This information is available to you without charge upon your written or oral request. You will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, the documents may be obtained in hard copy free of charge by directing a request in writing or by telephone to Aegon N.V. at Aegonplein 50; 2591 TV The Hague; The Netherlands; Attention: Investor Relations or by e-mail at ir@aegon.com, or by calling our agent for service in the United States of America Andrew S. Williams Telephone: +1 443 475 3243.

Holders of New York Registry Shares as of the close of business on the record date September 1, 2023, will be entitled, subject to applicable provisions of Dutch law and the Articles of Association of the Issuer, and the provisions of the New York Registry Shares, to vote at the Dutch EGM via the Internet, by telephone, or by completing the Dutch EGM Voting Instructions Card prior to 10:00 a.m. (New York Time) on September 22, 2023 (the “Voting Instructions Deadline”) or by attending the Dutch EGM in person.

The enclosed materials are provided to allow you to vote at the Dutch EGM of the Issuer. There are five alternative ways to vote at the Dutch EGM:

a)

Through the Internet — If you are a registered holder of New York Registry Shares (i.e., you do not hold your New York Registry Shares through a custodian, broker or other agent) please follow these instructions:

•	Access the website www.citi.com/dr

•	Click on “Investors” and then click on “Voting by Internet”.

•	Enter your Proxy Access Number, which is the circled number located on the front of the card in the shaded bar.

•	Complete the voting instructions provided on the Internet site by the Voting Instructions Deadline.

If you hold your New York Registry Shares through a custodian, broker or other agent and you wish to vote through the Internet, you should refer to other information provided by your agent.

b)

With your Smartphone — If you are a registered holder of New York Registry Shares (i.e., you do not hold your New York Registry Shares through a custodian, broker or other agent) please follow these instructions:

•

Scan the QR code (“Quick Response Code”) from the front of the EGMs Voting Instructions Card with your smartphone. Most smartphones have a QR reader already installed, but you may need to download the reader and install it. Most application stores provide several QR code readers to choose from at no cost.

•	Enter your Proxy Access Number, which is the circled number located on the front of the EGMs Voting Instructions Card in the shaded bar.

•	Complete the voting instructions provided on the mobile optimized website by the Voting Instructions Deadline.

If you hold your New York Registry Shares through a custodian, broker or other agent and wish to vote with a smartphone you should refer to other information provided by your agent.

c)

On the Telephone — If you are a registered holder of New York Registry Shares (i.e., you do not hold your New York Registry Shares through a custodian, broker or other agent) please follow these instructions:

•	Call the telephone voting access number: 1-800-652-VOTE (8683).

•	Enter your Proxy Access Number, which is the circled number located on the front of the Dutch EGM Voting Instructions Card in the shaded bar.

•	Complete the voting instructions as indicated on a recording by the Voting Instructions Deadline.

If you hold your New York Registry Shares through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent.

d)	By Mailing the EGMs Voting Instructions Card

•	Complete all of the required information on the EGMs Voting Instructions Card.

•	Sign the EGMs Voting Instructions Card.

•	Return the EGMs Voting Instructions Card by the Voting Instructions Deadline to Aegon Proxy, c/o Citibank, N.A. - Shareholder Services, P.O. Box 43099, Providence, RI 02940-5000.

If you hold your New York Registry Shares through a custodian, broker or other agent, you may have special instructions from your agent.

e)

By Attending the Dutch EGM in Person — If you are a registered holder of New York Registry Shares, or you hold your New York Registry Shares through a custodian, broker or other agent, and you wish to attend the Dutch EGM in person, please call Citibank, N.A., Aegon’s U.S. Shareholder Security Agent at 1 888-756-1769.

By voting through the Internet or on the telephone or by signing and returning the EGMs Voting Instructions Card, you are instructing the Depositary to vote your New York Registry Shares in the manner indicated in the internet or telephone voting instructions orEGMs Voting Instructions Card.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., Aegon’s U.S. Shareholder Security Agent at 1-888-756-1769.

You may also find additional information on the website www.citi.com/dr

Resolutions being considered at the Dutch EGM are summarized on the reverse side of the EGMs Voting Instructions Card. Full details of the resolutions are provided in the convocation notice with agenda and explanatory notes of the Dutch EGM and in the shareholders circular which can be found on the Issuer’s website at www.aegon.com.

The convocation notice with agenda and explanatory notes, the shareholders circular and the registration statement on Form F-4 and all other Dutch EGM meeting materials may be downloaded from the Issuer’s website and the registration statement on Form F-4 is available on the SEC’s website at http://www.sec.gov.

SEPARATE VOTES SHOULD BE TAKEN FOR EACH EGM

Information relating to the Luxembourg EGM

The Issuer has announced that an Extraordinary General Meeting of Shareholders in Luxembourg (the “Luxembourg EGM”) will be held at the date, time, and location identified above. Resolutions being considered at the Luxembourg EGM are summarized on the reverse side of the EGMs Voting Instructions Card. Full details of the resolutions are provided in the convocation notice with agenda and explanatory notes of the Luxembourg EGM and the shareholders circular which can be found on the Issuer’s website at www.aegon.com.

Additionally, Aegon N.V. has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration No. 333-273041), which became effective on July 21, 2023, that includes a U.S. Shareholder Circular that you are encouraged to review carefully before making any decisions regarding the transactions and resolutions being considered at the Dutch EGM and the Luxembourg EGM. This Notice of Two Extraordinary General Meetings does not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a substitute for the U.S. Shareholder Circular or any other document that Aegon N.V. may file with the SEC or send to U.S. shareholders in connection with the proposed transactions and resolutions being considered at the Dutch EGM and the Luxembourg EGM. U.S. SHAREHOLDERS OF AEGON N.V. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL U.S. SHAREHOLDER CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD. AND THE TRANSACTIONS AND RESOLUTIONS BEING CONSIDERED AT THE DUTCH EGM AND THE LUXEMBOURG EGM. This information is available to you without charge upon your written or oral request. You will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, the documents may be obtained in hard copy free of charge by directing a request in writing or by telephone to Aegon N.V. at Aegonplein 50; 2591 TV The Hague; The Netherlands; Attention: Investor Relations or by e-mail at ir@aegon.com, or by calling our agent for service in the United States of America Andrew S. Williams Telephone: +1 443 475 3243.

Holders of New York Registry Shares as of the close of business on the record date September 2, 2023, will be entitled, subject to applicable provisions of Dutch law, Luxembourg law and the Articles of Association of the Issuer, and the provisions of the New York Registry Shares, to vote at the Luxembourg EGM via the Internet, by telephone, or by completing the EGMs Voting Instructions Card prior to 10:00 a.m. (New York Time) on September 22, 2023 (the “Voting Instructions Deadline”) or by attending the Luxembourg EGM in person.

The enclosed materials are provided to allow you to vote at the Luxembourg EGM of the Issuer. There are five alternative ways to vote at the Luxembourg EGM:

a)

Through the Internet — If you are a registered holder of New York Registry Shares (i.e., you do not hold your New York Registry Shares through a custodian, broker or other agent) please follow these instructions:

•	Access the website www.citi.com/dr

•	Click on “Investors” and then click on “Voting by Internet”.

•	Enter your Proxy Access Number, which is the circled number located on the front of the card in the shaded bar.

•	Complete the voting instructions provided on the Internet site by the Voting Instructions Deadline.

If you hold your New York Registry Shares through a custodian, broker or other agent and you wish to vote through the Internet, you should refer to other information provided by your agent.

b)

With your Smartphone — If you are a registered holder of New York Registry Shares (i.e., you do not hold your New York Registry Shares through a custodian, broker or other agent) please follow these instructions:

•

Scan the QR code (“Quick Response Code”) from the front of the EGMs Voting Instructions Card with your smartphone. Most smartphones have a QR reader already installed, but you may need to download the reader and install it. Most application stores provide several QR code readers to choose from at no cost.

•	Enter your Proxy Access Number, which is the circled number located on the front of the EGMs Voting Instructions Card in the shaded bar.

•	Complete the voting instructions provided on the mobile optimized website by the Voting Instructions Deadline.

If you hold your New York Registry Shares through a custodian, broker or other agent and wish to vote with a smartphone you should refer to other information provided by your agent.

c)

On the Telephone — If you are a registered holder of New York Registry Shares (i.e., you do not hold your New York Registry Shares through a custodian, broker or other agent) please follow these instructions:

•	Call the telephone voting access number: 1-800-652-VOTE (8683).

•	Enter your Proxy Access Number, which is the circled number located on the front of the EGMs Voting Instructions Card in the shaded bar.

•	Complete the voting instructions as indicated on a recording by the Voting Instructions Deadline.

If you hold your New York Registry Shares through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent.

d)	By Mailing the Luxembourg EGM Voting Instructions Card

•	Complete all of the required information on the EGMs Voting Instructions Card.

•	Sign the EGMs Voting Instructions Card.

•	Return the EGMs Voting Instructions Card by the Voting Instructions Deadline to Aegon Proxy, c/o Citibank, N.A. - Shareholder Services, P.O. Box 43099, Providence, RI 02940-5000.

If you hold your New York Registry Shares through a custodian, broker or other agent, you may have special instructions from your agent.

e)

By Attending the Luxembourg EGM in Person — If you are a registered holder of New York Registry Shares, or you hold your New York Registry Shares through a custodian, broker or other agent, and you wish to attend the Luxembourg EGM in person, please call Citibank, N.A., Aegon’s U.S. Shareholder Security Agent at 1-888-756-1769.

By voting through the Internet or on the telephone or by signing and returning the EGMs Voting Instructions Card, you are instructing the Depositary to vote your New York Registry Shares in the manner indicated in the internet or telephone voting instructions or EGMs Voting Instructions Card.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., Aegon’s U.S. Shareholder Security Agent at 1-888-756-1769.

You may also find additional information on the website www.citi.com/dr

Resolutions being considered at the Luxembourg EGM are summarized on the reverse side of the EGMs Voting Instructions Card. Full details of the resolutions are provided in the convocation notice with agenda and explanatory notes of the Luxembourg EGM and in the shareholders circular which can be found on the Issuer’s website at www.aegon.com.

The convocation notice with agenda and explanatory notes, the shareholders circular and the registration statement on Form F-4 and all other Luxembourg EGM meeting materials may be downloaded from the Issuer’s website and the registration statement on Form F-4 is available on the SEC’s website at http://www.sec.gov.

SEPARATE VOTES SHOULD BE TAKEN FOR EACH EGM

Information relating to both EGMs

The information with respect to the EGMs and the NYRS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change of the circumstances (e.g. cancellation of (any of) the EGMs, withdrawal of agenda items and measures with respect to the location of (any of) the EGMs). The Issuer intends to announce any changes and updates only on its website www.aegon.com. We encourage you to check the referenced Issuers website for any updates to the information with respect to the EGMs and the NYRS Voting Instructions.

SEPARATE VOTES SHOULD BE TAKEN FOR EACH EGM

The information contained herein with respect to both EGMs has been provided by the Issuer. Citibank, N.A., is forwarding this information to you at the request of the Issuer and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A., does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the EGMs.

Citibank, N.A.,
solely as U.S. Shareholder Servicing Agent

Questions and Answers on Voting Procedures for

the Extraordinary General Meeting of

Shareholders

in The Netherlands (the “Dutch EGM”)

Aegon N.V. (the “Issuer”)

When and where is the Dutch EGM?

The Dutch EGM will take place on Friday, September 29, 2023, at 9:30 a.m. (local time), at Aegon’s head office, Aegonplein 50, 2591 TV The Hague, the Netherlands.

Who may vote at the Dutch EGM?

Only those holders of record of New York Registry Shares as of the close of business on September 1, 2023, are entitled to vote on the proposals set forth in the convocation notice with agenda and explanatory notes from the Issuer. The Issuer has informed the U.S. Shareholder Servicing Agent that the Issuer will disregard votes received from holders of New York Registry Shares that are not holders of record on September 1, 2023. Access to the Dutch EGM is also only granted to those holders of New York Registry Shares that are holders of record on September 1, 2023.

How does a holder of New York Registry Shares vote?

A holder of New York Registry Shares may vote via the Internet, by telephone, by completing the Dutch EGM Voting Instructions Card prior to 10:00 a.m. (New York Time) on September 22, 2023 (the “Voting Instructions Deadline”) or by attending the Dutch EGM in person.

Via the Internet

If you are a registered holder of New York Registry Shares (“Registered Holder”) (i.e., you are not holding your New York Registry Shares through a custodian, broker or other agent) you can vote via the Internet by accessing the Citibank website www.citi.com/dr Click on “Investors” and then on “Voting by Internet”. Enter your Proxy Access Number, which is the circled number located on the front of the EGMs Voting Instructions Card in the shaded bar. Complete the voting instructions by the Voting Instructions Deadline. If you are not a Registered Holder (that is, if you hold your New York Registry Shares through a custodian, broker or another agent) you should, in order to vote through the Internet, refer to information provided by such agent.

With your Smartphone

If you are a registered holder of New York Registry Shares (i.e., you do not hold your New York Registry Shares through a custodian, broker or other agent) please follow these instructions: Scan the QR code (“Quick Response Code”) from the front of the EGMs Voting Instructions Card with your smartphone. Most smartphones have a QR reader already installed, but you may need to download the reader and install it. Most application stores provide several QR code readers to choose from at no cost. Enter your Proxy Access Number, which is the circled number located on the front of the voting card in the shaded bar. Complete the Voting Instructions provided on the mobile optimized website by the Voting Instructions Deadline. If you hold your New York Registry Shares through a custodian, broker or other agent and wish to vote with a smartphone you should refer to other information provided by your agent.

By Telephone Voting

If you are a registered Holder of New York Registry Shares, you can vote by telephone by calling 1-800-652-VOTE (8683). Enter your Proxy Access Number, which is the circled number located on the front of the EGMs Voting Instructions Card in the shaded bar. You must complete the Voting Instructions by the Voting Instructions Deadline. If you are not a Registered Holder (that is, if you hold your New York Registry Shares through a custodian, broker or another agent) you should, in order to vote by telephone, refer to information provided by such agent.

By EGMs Voting Instructions Card sent via mail

As a holder of New York Registry Shares, you can also vote by completing the enclosed EGMs Voting Instructions Card, signing it and returning it in the envelope provided herewith, by the Voting Instructions Deadline. If you hold your New York Registry Shares through a custodian, broker or other agent, you may have additional delivery instructions from such agent.

By attending the Dutch EGM in person

If you wish to attend the Dutch EGM in person and you are a registered Holder of New York Registry Shares, or you hold your New York Registry Shares through a custodian, broker or another agent, please call Citibank, N.A., Aegon’s U.S. Shareholder Security Agent, at telephone number 1-888-756-1769.

Questions and Answers on Voting Procedures for

the Extraordinary General Meeting of

Shareholders

in Luxembourg (the “Luxembourg EGM”)

Aegon N.V. (the “Issuer”)

When and where is the Luxembourg EGM?

The Luxembourg EGM will take place on Saturday, September 30, 2023, at 9:30 a.m. (local time), at the offices of Arendt & Medernach SA, 41A Av. John F. Kennedy, 2082 Luxembourg, Grand Duchy of Luxembourg.

Who may vote at the Luxembourg EGM?

Only those holders of record of New York Registry Shares as of the close of business on September 2, 2023, are entitled to vote on the proposals set forth in the convocation notice with agenda and explanatory notes from the Issuer. The Issuer has informed the U.S. Shareholder Servicing Agent that the Issuer will disregard votes received from holders of New York Registry Shares that are not holders of record on September 2, 2023. Access to the Luxembourg EGM is also only granted to those holders of New York Registry Shares that are holders of record on September 2, 2023.

How does a holder of New York Registry Shares vote?

A holder of New York Registry Shares may vote via the Internet, by telephone, by completing the EGMs Voting Instructions Card prior to 10:00 a.m. (New York Time) on September 22, 2023 (the “Voting Instructions Deadline”) or by attending the Luxembourg EGM in person.

Via the Internet

If you are a registered holder of New York Registry Shares (“Registered Holder”) (i.e., you are not holding your New York Registry Shares through a custodian, broker or other agent) you can vote via the Internet by accessing the Citibank website www.citi.com/dr Click on “Investors” and then on “Voting by Internet”. Enter your Proxy Access Number, which is the circled number located on the front of the EGMs Voting Instructions Card in the shaded bar. Complete the voting instructions by the Voting Instructions Deadline. If you are not a Registered Holder (that is, if you hold your New York Registry Shares through a custodian, broker or another agent) you should, in order to vote through the Internet, refer to information provided by such agent.

With your Smartphone

If you are a registered holder of New York Registry Shares (i.e., you do not hold your New York Registry Shares through a custodian, broker or other agent) please follow these instructions: Scan the QR code (“Quick Response Code”) from the front of the EGMs Voting Instructions Card with your smartphone. Most smartphones have a QR reader already installed, but you may need to download the reader and install it. Most application stores provide several QR code readers to choose from at no cost. Enter your Proxy Access Number, which is the circled number located on the front of the voting card in the shaded bar. Complete the Voting Instructions provided on the mobile optimized website by the Voting Instructions Deadline. If you hold your New York Registry Shares through a custodian, broker or other agent and wish to vote with a smartphone you should refer to other information provided by your agent.

By Telephone Voting

If you are a registered Holder of New York Registry Shares, you can vote by telephone by calling 1-800-652-VOTE (8683). Enter your Proxy Access Number, which is the circled number located on the front of the EGMs Voting Instructions Card in the shaded bar. You must complete the Voting Instructions by the Voting Instructions Deadline. If you are not a Registered Holder (that is, if you hold your New York Registry Shares through a custodian, broker or another agent) you should, in order to vote by telephone, refer to information provided by such agent.

By EGMs Voting Instructions Card sent via mail

As a holder of New York Registry Shares, you can also vote by completing the enclosed EGMs Voting Instructions Card, signing it and returning it in the envelope provided herewith, by the Voting Instructions Deadline. If you hold your New York Registry Shares through a custodian, broker or other agent, you may have additional delivery instructions from such agent.

By attending the Luxembourg EGM in person

If you wish to attend the Luxembourg EGM in person and you are a registered Holder of New York Registry Shares, or you hold your New York Registry Shares through a custodian, broker or another agent, please call Citibank, N.A., Aegon’s U.S. Shareholder Security Agent, at telephone number 1-888-756-1769.